UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15059

Nordstrom, Inc.

(Exact name of registrant as specified in its charter)

1617 Sixth Avenue, Seattle, Washington 98101

(206) 628-2111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, without par value

Common stock purchase rights

4.000% Senior Notes due 2027

6.95% Senior Debentures due 2028

4.375% Senior Notes due 2030

4.250% Senior Notes due 2031

7.00% Senior Notes due 2038

5.00% Senior Notes due 2044

(Title of class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, without par value: 1

Common stock purchase rights: 0

4.000% Senior Notes due 2027: 64

6.95% Senior Debentures due 2028: 66

4.375% Senior Notes due 2030: 67

4.250% Senior Notes due 2031: 51

7.00% Senior Notes due 2038: 47

5.00% Senior Notes due 2044: 74

Pursuant to the requirements of the Securities Exchange Act of 1934, Nordstrom, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nordstrom, Inc.

Date:	June 2, 2025	By:	/s/ Ann Munson Steines
		Name:	Ann Munson Steines
		Title:	Chief Legal Officer, General Counsel and Corporate Secretary